Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 25 - 2007

DECEMBER 10, 2007
FOR IMMEDIATE RELEASE

AURIZON REPORTS HIGH GRADE RESULTS AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to report that surface exploration drilling has intersected narrow veins with high gold grades along the western extension of the Heva block at its Joanna Property, located twenty kilometres east of Rouyn in north western Quebec, Canada.

Ten (10) of the twenty-two (22) holes completed along the western extension returned grades above
7.0 grams of gold per tonne over an average width of 1.3 metres, including six (6) holes above 13.0 grams of gold per tonne.  The best results are as follows:

		Surface Exploration 2007 – Main Zone
Hole	East (metresE)	North (metresN)	From (metres)	To (metres)	Gold Grade (grams/tonne Au)	Length along the hole (metres)
JA-07-26	4975	1600	469.00	470.00	13.1	1.0
JA-07-38	4255	1400	481.00	483.00	13.9	2.0
JA-07-40	4375	1500	560.60	561.00	16.1	0.4
JA-07-47	4300	1332	344.00	345.00	17.2	1.0

		Surface Exploration 2007 – South Zone
Hole	East (metresE)	North (metresN)	From (metres)	To (metres)	Gold Grade (grams/tonne Au)	Length along the hole (metres)
JA-07-37	4300	1332	457.45	458.45	42.5	1.0
JA-07-37A	4310	1126	449.30	451.20	50.4	1.9
JA-07-47	4300	1332	471.00	472.00	15.3	1.0

At Joanna, mineralization follows multiple distinct zones along a dip between 50 and 60 degrees to the north with a western plunge.  The mineral resources are estimated at 11.3 million tonnes averaging 1.7 grams of gold per tonne, for 630,000 ounces in the indicated mineral resource category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 million ounces in the inferred mineral resource category.

Current mineral resources are restricted to a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  Mineralized zones along this corridor plunge to the west, and are usually narrower and less continuous in the western block and wider and more continuous in the eastern block.

Three drill rigs are currently active at Joanna with an objective to:

▪

upgrade the existing inferred mineral resource to the indicated category on the eastern block where the corridor is wider;

▪

test the extension of the mineralized corridor outside of the existing mineral resources contour; and

▪

test the high grade potential along the dip extension of the main corridor on the eastern block.

Aurizon Mines Ltd.
News Release – December 10, 2007
Aurizon Reports High Grade Results at Joanna
2

The deep exploration program will test the potential for higher grade zones.  Drilling was initiated closer to the surface, west of the western block, where access for drilling was readily accessible.

As high grade veins have now been intersected where the mineralized corridor was narrower, the rig will move further east where a larger and more continuous mineralized corridor has been discovered.  Drilling will be initiated as soon as drill access is completed with the objective of drilling down to depths of 700 metres below surface.

“The intersection of high gold grades on our Joanna property is encouraging and validates our initial objective of testing for high grade potential to depth.” said Martin Demers, P. Geol. Exploration Manager.  “We look forward to testing this high grade potential by drilling under the wider mineralized corridor to the east.

“The combination of potential high gold grades to depth, together with the existing low grade near surface resource, could have a positive impact on future development of the project.” added David Hall, President.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition or gravimetric finition for initial assay above 1000 ppb.  All samples with visible gold observed are double checked by a metallic sieves gold concentration.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples is carried out systematically.  Exploration primary assaying is performed at Labexpert of Rouyn-Noranda and check assays on mineralized intervals will be carried out by ALS Chemex of Val D’Or, Quebec.

Information of a scientific or technical nature in this news release, work, sampling, implementation and the quality control program has been prepared by or under the supervision of Martin Demers, P.Geol., Exploration Manager, a qualified person as defined by National Instrument 43-101.

Additional Information

Two sketches are attached showing the updated resource outline at the Joanna Gold Project.  All other information previously released on Joanna is also available on Aurizon’s website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – December 10, 2007
Aurizon Reports High Grade Results at Joanna
3

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, and anticipated results of work programs.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “forecast”, "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “indicates”, "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to inherent uncertainties associated with exploration, conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described  in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (SEC). These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – December 10, 2007
Aurizon Reports High Grade Results at Joanna
4

AURIZON MINES JOANNA PROJECT – HEVA SURFACE EXPLORATION 2007
Hole	East (mE)	North (mN)	From (m)	To (m)	Grade (g/t Au)	Length along the hole* (m)
JA-07-26	4975	1600.0	464.00	470.00	5.0	6.0
			inc. :	469 -470	13.1	1.0
			477.00	480.00	3.8	3.0
			inc. :	478.5 - 480	6.9	1.5
			543.00	550.50	1.0	7.5
JA-07-27	4850	1504	375.00	379.00	4.8	4.0
			inc. :	378 - 379	9.3	1.0
			381.00	386.00	1.5	5.0
JA-07-28	5525	1672	426.00	432.00	3.0	6.0
			inc. :	426 - 427.5	5.6	1.5
			inc. :	430.5 - 432	4.8	1.5
			469.00	473.00	1.2	4.0
JA-07-29	4750	1557.0	441.00	442.50	5.4	1.5
			494.00	495.00	3.5	1.0
JA-07-30	5650	1684.0			NS
JA-07-31	4650	1528.0			NS
JA-07-32	5750	1601.0	403.50	405.00	2.9	1.5
JA-07-33	4575	1480.0	337.50	343.50	2.4	6.0
			inc. :	340.5 - 342	8.6	1.5
			463.00	464.00	2.1	1.0
JA-07-34	5850	1646.0	421.50	428.82	1.0	7.3
JA-07-35	4450	1472.0	457.50	463.50	3.0	6.0
			inc. :	457.5 - 459	7.0	1.5
			inc. :	462 - 463.5	4.2	1.5
JA-07-36	6000	1695.0	455.00	470.00	2.4	15.0
			inc. :	461 - 463	7.4	2.0
JA-07-37	4300	1332.0	456.45	458.45	22.5	2.0
			inc. :	457.45 - 458.45	42.5	1.0
			463.65	464.50	2.6	0.9
JA-07-37A	4310	1126.0	407.20	408.20	3.5	1.0
			449.30	451.20	50.4	1.9
			461.00	462.00	5.1	1.0
			464.00	465.00	2.3	1.0
JA-07-38	4255	1400.0	315.50	317.00	2.5	1.5
			380.00	384.00	1.2	4.0
			481.00	483.00	13.9	2.0
			inc. :	480 – 481.5	27.4	0.5
			inc. :	482 – 482.5	2.4	0.5
			inc. :	482.5 - 483	25.7	0.5
			491.00	493.00	2.6	2.0
			568.50	569.00	7.5	0.5
JA-07-38A	4269	1206.0	423.00	424.50	5.1	1.5
	4375	1500.0	267.00	270.00	2.2	3.0
JA-07-40			497.85	500.00	2.6	2.2
			560.60	561.40	9.7	0.8
			inc. :	560.6 - 561	16.1	0.4
			484.00	485.00	5.7	1.0
JA-07-42	4900	1614.0	590.55	591.30	3.2	0.8
JA-07-44	4925	1661.0	595.50	598.50	1.8	3.0
			496.50	499.50	3.8	3.0
JA-07-46	4825	1614	261.00	262.50	2.9	1.5
JA-07-47	4300	1332.0	344.00	345.00	17.2	1.0
			460.00	477.00	1.3	17.0
			inc. :	471.0 - 472.0	15.3	1.0
			484.00	485.00	5.3	1.0
JA-07-48					NS
JA-07-49			379.5	381	2.8	1.5

True widths would approximate 70 – 90% of the above widths along the hole.

NS = No Significant assays

Holes JA-07-39, 41, 43 and 45 have been drilled outside the area covered by this news release on the eastern portion of the property.

4500E
5000E
5500E
Indicated Resources : 210 000 oz
Inferred Resources : 263 000 oz
17.2/1.0
8.6/1.5
50.4/1.9
7.0/1.5
42.5/1.0
15.3/1.0
13.9/2.0
16.1/0.4
9.3/1.0
13.1/1.0
7.4/2.0
300m
600m
Joanna
Joanna Heva
Joanna
0 100m
Drilling area
Joanna Project
Cadillac Break
Doyon
Bousquet
LaRonde
Rouyn 20 km
15 km
0 2Km
New hole on south zone
New hole on main zone
Historical hole (main zone)
Indicated resources
Inferred resources
Past production
Existing infrastructure
AURIZON MINES LTD.
JOANNA Project (Quebec)
Heva Block
Composite Longitudinal Section
December 10, 2007

Reference: News Release Issue No. 25-2007 Sketch A

AURIZON MINES LTD.
JOANNA PROJECT - QUEBEC
December 10, 2007

354000E
359000E
364000E
5345000N
QUEBEC
Joanna
Cadillac Break
Doyon 10Km
Hwy117
Rouyn 20km
0 1km
Joanna-Heva
Plan View
Indicated Resources : 210 000 oz
Inferred Resources : 263 000 oz
5 km
Indicated Resources: 420 000 oz
Inferred Resources: 1 150 000 oz
300m
600m
Joanna
Joanna Heva
Joanna
0 200m
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
High Grade Assays
Composite Longitudinal Section
300m
600m
High Grade Area
Target
0 200m
3D Model

Reference: News Release Issue No. 25-2007 Sketch B